Exhibit 4.4

NATIONAL CINEMEDIA, INC.

2016 EQUITY INCENTIVE PLAN

RESTRICTED STOCK UNIT AGREEMENT

The Board of Directors of National CineMedia, Inc., a Delaware corporation (the “Company”), granted Restricted Stock Units issued under the National CineMedia, Inc. 2016 Equity Incentive Plan, as amended (the “Plan”) to the Grantee named below. This Restricted Stock Unit Agreement (the “Agreement”) evidences the terms of the Company’s grant of Restricted Stock Units to Grantee. Any capitalized term in this Agreement shall have the meaning assigned to it in this Agreement or in the Plan, as applicable.

A. NOTICE OF GRANT

Name of Grantee:

Number of Restricted Stock Units:

Grant Date:

Vesting Schedule: Except as provided otherwise in this Agreement or the Plan (including but not limited to Section 14.2 of the Plan which provides for accelerated vesting upon certain terminations in connection with a Change of Control), and subject to Grantee’s continuous Service, the Restricted Stock Units shall vest and the forfeiture restrictions set forth in Section 2 of this Agreement shall lapse as follows: 100% of the Restricted Stock Units shall vest on                     (the “Service Vesting Date”).

Delivery of Shares and Dividend Equivalents: On the Service Vesting Date, the Grantee shall be issued a number of shares of Stock equal to the number of Restricted Stock Units set forth above, together with payment of any accumulated Dividend Equivalents as provided in Section 4 below, unless Grantee has elected, pursuant to Section 7 below, to defer the receipt of the Stock and Dividend Equivalents related to the Restricted Stock Units.

B. RESTRICTED STOCK UNIT AGREEMENT

1. Grant of Restricted Stock Units. Subject to the terms and conditions of this Agreement and the Plan, the Company granted to Grantee, the number of Restricted Stock Units set forth in the Notice of Grant, effective on the Grant Date set forth in the Notice of Grant, and subject to the terms and conditions of the Plan, which is incorporated herein by reference. Each Restricted Stock Unit represents the right to receive one share of Stock at the time provided in this Agreement. Grantee shall have no voting or any other rights as a stockholder of the Company with respect to the Restricted Stock Units until the transfer of shares of Stock to Grantee. Grantee’s right to receive Stock and Dividend Equivalents under this Agreement shall be no greater than the right of any unsecured general creditor of the Company. In the event of a conflict between the terms and conditions of the Plan and this Agreement, the terms and conditions of the Plan shall govern.

2. Forfeiture and Transfer Restrictions. The Restricted Stock Units shall be subject to forfeiture until the Service Vesting Date. In addition, Grantee shall not sell, transfer, assign, pledge or otherwise encumber or dispose of, by operation of law or otherwise, the Restricted Stock Units. Upon vesting on the Service Vesting Date and issuance of the number of shares of Stock to which Grantee is entitled hereunder, Grantee may transfer the shares of Stock in accordance with applicable securities law requirements and the Company’s policies and procedures.

3. Vesting; Issuance of Stock. Except as provided otherwise in this Agreement and the Plan (including but not limited to Section 14.2 of the Plan which provides for accelerated vesting upon certain terminations in connection with a Change of Control), if Grantee has been in continuous Service since the Grant Date, the Restricted Stock Units shall vest on the Service Vesting Date as set forth on the Vesting Schedule in the Notice of Grant. Except as provided below, Grantee shall forfeit the unvested portion of the Restricted Stock Units upon termination of Service. The shares of Stock and the accumulated Dividend Equivalents, as provided in Section 4, shall be delivered and paid to Grantee as soon as practicable following the Service Vesting Date set forth in the Notice of Grant, but in no event later than March 15th of the calendar year following the calendar year in which the Service Vesting Date occurs, unless Grantee has elected pursuant to Section 7 below to defer issuance of the shares of Stock and payment of any accumulated Dividend Equivalents. If Grantee terminates Service prior to the Service Vesting Date on account of death, Grantee shall vest in all of the Restricted Stock Units on the date of death and shall be entitled to the issuance of shares of Stock equal to the number of Restricted Stock Units granted to Grantee, together with any accumulated Dividend Equivalents, as provided in Section 4. The shares of Stock and the Dividend Equivalents shall be issued and paid to Grantee’s estate as soon as practicable following the date of Grantee’s death, but in no event later than March 15th of the calendar year following the year in which Grantee dies.

4. Dividend Equivalents. During the period from the Grant Date through the date on which shares of Stock are issued to Grantee pursuant to Section 3 (the “Restriction Period”), the Company shall credit Grantee with Dividend Equivalents equal to the regular and special or extraordinary cash dividends declared and paid with respect to shares of Stock equal to the number of Restricted Stock Units granted to Grantee. The Dividend Equivalents shall be retained by the Company and paid to Grantee, in cash, at the same time that the shares of Stock are issued to Grantee as provided herein.

5. Termination of Service. Upon the termination of Grantee’s Service, for any reason other than death, any Restricted Stock Units held by Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be forfeited. Upon forfeiture of the Restricted Stock Units, Grantee shall have no further rights with respect to such Restricted Stock Units. Section 14.2 of the Plan provides for accelerated vesting with respect to certain terminations in connection with a Change of Control.

6. Purchase and Delivery of Shares. Grantee shall be required, to the extent required by applicable law, to purchase the shares of Stock issuable hereunder from the Company at the aggregate par value of the shares of Stock (the “Purchase Price”). The Purchase Price shall be payable in cash or in cash equivalents acceptable to the Company. An election under Section 7 notwithstanding, upon the expiration or termination of the Restriction Period and Grantee having properly paid the Purchase Price, the shares of Stock shall be issuable to Grantee (or his estate) and a certificate for such shares of Stock shall be delivered, free of all such restrictions, to Grantee or Grantee’s estate, as the case may be. Notwithstanding anything in this Agreement to the contrary, the Company may elect to satisfy any requirement for the delivery of stock certificates through the use of book-entry.

7. Election to Defer Receipt of Stock and Dividend Equivalents. During the period from the Grant Date through and including the last business day on or before the 30th day after the Grant Date, Grantee shall be entitled to elect, in writing, in accordance with the provisions of the Deferral Election Form attached hereto as Exhibit A (the “Deferral Election Form”), to defer the issuance of shares of Stock and the payment of accumulated Dividend Equivalents for up to five years following the scheduled Service Vesting Date set forth in the Notice of Grant. If any such deferred payment date elected by Grantee falls on a holiday or non-business day, the shares of Stock and Dividend Equivalents shall be issued and paid to Grantee on the immediately preceding business day. An election made by Grantee and delivered to the Company on the Deferral Election Form will be irrevocable, and issuance of the shares of Stock and payment of Dividend Equivalents prior to the date selected by Grantee would occur only upon the earlier death of Grantee or pursuant to Section 8. If Grantee fails to properly elect a different payment date in accordance with this Section, the Grantee shall be entitled to issuance of the shares of Stock and payment of Dividend Equivalents in accordance with Section 3.

8. Change of Control. Upon the occurrence of a Change of Control, the Restricted Stock Units shall become fully vested under the circumstances and in accordance with the provisions of Section 14.2 of the Plan regardless of whether all conditions for vesting relating to length of Service have been satisfied. If the Change of Control is also a “change in control” within the meaning of Section 409A, and if the Restricted Stock Units fully vest in accordance with Section 14.2 of the Plan, the Restricted Stock Units (and any accumulated Dividend Equivalents) shall be paid (on a date selected by the Company) in full within 30 days after the closing of the transaction that constitutes the change in control. If, as a result of the Change of Control, the Stock has been changed or exchanged for another kind of stock, the Restricted Stock Units shall be settled in the type of stock into which the Stock was changed or for which the Stock was exchanged. If the Change of Control is not also a “change in control” within the meaning of Section 409A, the Company, or the successor or purchaser, as the case may be, shall make adequate provision for the assumption of the Restricted Stock Units or the substitution of new Restricted Stock Units for the outstanding Restricted Stock Units on terms comparable to the terms of this Agreement. The assumed Restricted Stock Units shall be paid at the time provided in Sections 3 and 7 above.

9. Tax Withholding. The Company or any Affiliate shall have the right to deduct from payments of any kind otherwise due to Grantee, any federal, state, local or foreign taxes of any kind required by law to be withheld upon the issuance, vesting or payment of any shares of Stock or dividends. Subject to the prior approval of the Committee, which may be instituted by the Committee, in its sole discretion, the minimum statutory withholding obligation shall be satisfied by having the Company withhold shares of Stock otherwise issuable to Grantee hereunder. Subject to the prior approval of the Committee, which may be withheld by the Committee in its sole discretion, Grantee may elect to satisfy the minimum statutory withholding obligations, in whole or in part, by delivering to the Company shares of Stock already owned by Grantee. The shares delivered or withheld shall have an aggregate Fair Market Value not in excess of the minimum statutory total tax withholding obligations. The Fair Market Value of the shares used to satisfy the withholding obligation shall be determined by the Company as of the date that the amount of tax to be withheld is to be determined. Shares used to satisfy any tax withholding obligation must be vested and cannot be subject to any repurchase, forfeiture, or other similar requirements. Any election to withhold shares shall be irrevocable, made in writing, signed by Grantee, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

10. Effect of Prohibited Transfer. If any transfer of shares of Stock is made or attempted to be made contrary to the terms of this Agreement, the Company shall have the right to acquire for its own account, without the payment of any consideration, such shares from the owner thereof or his transferee, at any time before or after such prohibited transfer. In addition to any other legal or equitable remedies it may have, the Company may enforce its rights to specific performance to the extent permitted by law and may exercise such other equitable remedies then available. The Company may refuse for any purpose to recognize any transferee who receives shares contrary to the provisions of this Agreement as a stockholder of the Company and may retain and/or recover all dividends on such shares that were paid or payable subsequent to the date on which the prohibited transfer was made or attempted.

11. Investment Representations. The Committee may require Grantee (or Grantee’s estate or heirs) to represent and warrant in writing that the individual is acquiring the shares of Stock for investment and without any present intention to sell or distribute such shares and to make such other representations as are deemed necessary or appropriate by the Company and its counsel.

12. Continued Service. Neither the grant of Restricted Stock Units nor this Agreement gives Grantee the right to continue Service with the Company or its Affiliates in any capacity.

13. Governing Law. The validity and construction of this Agreement and the Plan shall be construed in accordance with and governed by the laws of the State of Delaware other than any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan and this Agreement to the substantive laws of any other jurisdiction.

14. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and Grantee and their respective heirs, executors, administrators, legal representatives, successors and assigns.

15. Tax Treatment; Section 409A. Grantee may incur tax liability as a result of the vesting of the Restricted Stock Units or issuance of shares of Stock and payment of Dividend Equivalents or the disposition of shares of Stock. Grantee should consult his or her own tax adviser for tax advice.

Grantee acknowledges that the Committee, in the exercise of its sole discretion and without Grantee’s consent, may amend or modify this Agreement in any manner and delay the payment of any amounts payable pursuant to this Agreement to the minimum extent necessary to satisfy the requirements of Section 409A of the Code. The Company will provide Grantee with notice of any such amendment or modification.

16. Amendment. The terms and conditions set forth in this Agreement may only be amended by the written consent of the Company and Grantee, except to the extent set forth in Section 16 regarding Section 409A of the Code and any other provision set forth in the Plan.

17. 2016 Equity Incentive Plan. The Restricted Stock Units and payment of Dividend Equivalents granted hereunder shall be subject to such additional terms and conditions as may be imposed under the terms of the Plan, a copy of which has been provided to Grantee.

NATIONAL CINEMEDIA, INC.

By:	/s/ Andrew J. England
Andrew J. England
Chief Executive Officer

Date:

[Grantee Signature Page Follows]

ACKNOWLEDGMENT AND AGREEMENT

Grantee acknowledges receipt of this Agreement, agrees to all of the terms and conditions described in this Agreement and in the Plan, a copy of which is attached. Grantee acknowledges that Grantee has carefully reviewed the Plan, and agrees that the Plan will control in the event of any provision in this Agreement is in conflict with the Plan. Grantee also agrees that to the extent the Plan is silent, or to the extent the Plan provides, this Agreement and the terms hereof will control. To accept this Agreement, Grantee must sign and date this signature page and return it to the Company no later than                      .

Grantee

Signature

Print Name:

Date:

Attachments:

2016 Equity Incentive Plan

Form S-8 Prospectus